UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
(AMENDMENT NO. 9)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO

(Name of the Issuer)
NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO
THE NATIONAL HOUSING PARTNERSHIP
NATIONAL CORPORATION FOR HOUSING PARTNERSHIPS
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
AIMCO EQUITY SERVICES, INC.

(Name of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29601
(864) 239-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000
This statement is filed in connection with (check the appropriate box):

a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,000,000	$823.90

*	For purposes of calculating the fee only. This amount assumes the sale of the assets of National Housing Partnership Realty Fund Two for $7,000,000. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) and Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the asset sale price.
☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $823.90	Filing Party: National Housing Partnership Realty
Fund Two Form or Registration No.: PRE14A	Date Filed: September 23, 2005

TRANSACTION STATEMENT
INTRODUCTION
     This Amendment No. 9 to the Transaction Statement on Schedule 13E-3 (“Final Amendment”) relates to the sale of a property that constitutes substantially all of the assets of National Housing Partnership Realty Fund Two, a Maryland limited partnership (the “Partnership”), and an amendment to the Partnership’s agreement of limited partnership to extend the term of the Partnership and permit the proposed sale of property, all of which are described in the proxy statement on Schedule 14A, previously filed with the Securities and Exchange Commission (the “Proxy Statement”) by the Partnership. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule 13E-3 and capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Proxy Statement.
     The purpose of this Final Amendment is to report that the Sale was consummated on December 20, 2006, as previously reported in the Partnership’s filing on Form 8-K, dated December 27, 2006. The terms and conditions of the Sale transaction are described in the Proxy Statement and subsequent letters to Limited Partners. The General Partner currently is in the process of winding-up the business of the Partnership and taking full account of the Partnership’s assets and liabilities in order to determine the final distribution per limited partnership unit of the proceeds of the Sale. It is currently anticipated that the General Partner will be able to make such determination during the third quarter of 2007, after which the General Partner will promptly send a letter notifying the partners, including the Limited Partners, of the determination and make such distribution in accordance with the terms of the limited partnership agreements of the Local Partnership and the Partnership.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(c)(1) The Sale was consummated on December 20, 2006.

ITEM 16.	EXHIBITS.

(a)(1)	Proxy Statement, filed on Schedule 14A on November 22, 2005 is incorporated herein by reference.

(a)(2)	Additional soliciting material, previously filed on December 21, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(3)	Press Release issued by the Partnership on December 28, 2005, previously filed on December 28, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(4)	Additional soliciting materials extending the consent solicitation period,previously filed on December 30, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(5)	Additional soliciting materials regarding the extension of the consent solicitation period, previously filed on January 9, 2006 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(6)
Additional soliciting materials extending the consent solicitation period with respect to the property sale previously filed on January 13, 2006 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(a)(7)
Further disclosure material explaining the nature of the delay in consummating the sale of the Property previously filed on September 1, 2006 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(b)
Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to Apartment Investment and Management Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(c)	Appraisal Report, dated as of January 14, 2005, by Integra Realty Services, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(1)
Agreement of Sale and Purchase, made effective as of the 14th day of February, 2005, by and between San Juan del Centro Limited Partnership, a Colorado limited partnership, and AIMCO Equity Services, Inc., a Virginia corporation (the “Agreement of Sale and Purchase”), previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(2)	Amendment No. 1 to the Agreement of Sale and Purchase, dated September 2, 2005, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(d)(3)	Amendment No. 2 to the Agreement of Sale and Purchase, dated October 24, 2005, previously filed on November 22, 2005 as an exhibit to Schedule 13E-3 and incorporated herein by reference.

(f)	None.

(g)	None.
[Signatures on following pages]

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO

By:	The National Housing Partnership, its sole General Partner

	By:	National Corporation for Housing Partnerships, its sole General Partner

		By:	/s/ Martha Long
Name: Martha Long Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

THE NATIONAL HOUSING PARTNERSHIP

By:	National Corporation for Housing Partnerships, its sole General Partner

	By:	/s/ Martha Long
Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

NATIONAL CORPORATION FOR
HOUSING PARTNERSHIPS

By:	/s/ Martha Long
Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

By:	/s/ Martha Long
Name: Martha Long Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, Inc., its sole General Partner

	By:	/s/ Martha Long
Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

AIMCO-GP, INC.

By:	/s/ Martha Long
Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2007

AIMCO EQUITY SERVICES, INC.

By:	/s/ Martha Long
Name: Martha Long
Title: Senior Vice President